United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of June, 2007

GRUMA, S.A.B de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
*Best Corporate Practices questionnaire

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano
  ___________________________
 Raul Alonso Pelaez Cano
 Chief Financial Officer
Date: June 30th, 2007

GRUMA, S.A.B. DE C.V.

BEST CORPORATE PRACTICES QUESTIONNAIRE

The following is an English translation of the questionnaire, that was submitted to the Mexican Stock Exchange, or Bolsa Mexicana de Valores, on June 30, 2007 in accordance with the Code of Best Corporate Practices (the "Code"). The code contains suggested guidelines for the corporate governance of Mexican companies.

Best Corporate Practices Questionnaire

Gruma, S.A.B. de C.V.

1. Board of Directors

i) Regarding the Functions of the Board of Directors

The main function of the Board of Directors, together with the Chief Executive Officer, is to manage and administer the Company, with all the powers and authorities necessary for the performance of the Company's purposes.

Among the most important functions of the Board of Directors are the following: (i) set the general strategies for the business of the Company; (ii) oversee the performance and conduction of business of the company through the Corporate Governance Committee and the Audit Committee as well as through the firm performing the external audit of the Company; (iii) render the shareholders' meetings the reports referred to by Article 28 IV of the Mexican Securities Law (Ley del Mercado de Valores); (iv) approve the budget and profits and losses of the Company; (v) approve the information and communication policies with shareholders and the market; (vi) instruct the Chief Executive Officer to disclose to the investor public any material information when known; (vii) review and approve, with the previous opinion of the corresponding Committee (a) the financial statements of the Company, (b) the policies for the use of the company's assets by any related party, (c) related party transactions, (d) internal control and internal audit guidelines and (e) the appointment, and in its case, destitution of the Chief Executive Officer and his integral compensation, as the designation of integral compensation policies for all other senior officers, and; (viii) all other functions set forth by the applicable regulations or our bylaws.

Additionally, the Board of Director is authorized to: (i) represent the Company in judicial, administrative, labor and arbitration issues; (ii) manage and dispose of the Company's assets; (iii) subscribe and negotiate credit instruments and; (iv) execute the resolutions of the shareholders' meetings. For the performance of such functions, the Board of Directors may delegate its powers to one or more individuals, as deemed convenient.

ii) Regarding the Structure of the Board of Directors

According to our bylaws our Board of Directors shall be composed of at least 5 (five) and not more than 21 (twenty one) Proprietary Directors, as determined by the Shareholders' Meeting, of which at least 25% shall be Independent Directors. The General Shareholders' Meeting, upon designating the members of the Board of Directors or the Board itself in its first meeting immediately following said Shareholders' Meeting, shall designate one of its members to act as Chairman. The Chairman of the Board of Directors has a deciding vote in case of a tie.

Additionally, according to our bylaws, a minority of shareholders representing at least 10% (ten percent) of the capital stock of the Company shall have the right to designate a member of the Board of Directors.

Presently, the Board of Directors is comprised of fifteen Directors, each one having its corresponding Alternate, all of whom are appointed at the Shareholders' Meeting. The Board of Directors is comprised of nine Independent Directors, two of whom are Shareholder Directors, and six Related Directors, three of whom are Shareholder Director.

The Board of Directors meets at least four times each year. All relevant information for each meeting is made available to each director at least 5 days in advance of the meeting. In the event that the information is not made available to the Directors by the required time, the senior officers of the Company present to the Directors, during the Meeting, the details of such matters to assure that the Directors can evaluate such matters adequately; later, in the same meeting, a mechanism for questions and answers is initiated, during which the Directors can clarify uncertainties and make comments.

The rules of conduct that regulate the Directors indicate the obligation to inform the President and the Secretary of the Board of Directors of any situation that may result in a conflict of interest and to abstain from participating in the relevant debate.

When a Director, or its Alternate, does not attend a meeting, he is generally sent a copy of the minutes and information presented in the meeting. In this way, the Company keeps all of its Directors well informed with respect to all relevant matters of the Company.

Its worth noting, that no Director is authorized to use the assets or services of the Company for purposes that are not those of the Company.

According to our bylaws the Company shall have an Audit Committee and Corporate Governance Committee to aid the Board of Directors in its management and surveillance duties. Said Committees shall be composed exclusively by Independent Directors, and by at least 3 (three) members designated by the Board of Directors at the proposal of the Chairman of such corporate body. In the same manner, the Shareholders' Meeting upon designation of the members of the Board of Directors, shall appoint among the members of the Committees one individual to serve as Chairman.

Presently, the Audit and Corporate Governance Committees are composed of 3 (three) Independent Directors, a Chairman, a Financial Expert and a Regular Member.

For the performance of its functions and responsibilities, the Corporate Governance Committee shall: (i) render its report to the board of directors, pursuant to the Mexican Securities Law; (ii) request the opinion of independent experts, when deemed convenient; (iii) convene shareholders meetings and include issues in the agenda they deem appropriate; (iv) assist the board of directors when making the annual reports; and (v) be responsible of any other activity provided by law or our bylaws.

Likewise, for the performance of its functions and responsibilities, the Audit Committee shall: (i) render its report to the board of directors, pursuant to the Mexican Securities Law; (ii) request the opinion of independent experts when deemed convenient; (iii) convene shareholders meetings and include issues in the agenda they deem appropriate; (iv) assess the performance of the external auditing firm, as well as analyze the opinions and reports rendered by the external auditor; (v) discuss the financial statements of the company and if, appropriate, recommend its approval to the board of directors; (vi) inform the board of directors of the condition of the internal controls and internal auditing systems, including any irregularities detected therein; (vii) prepare the opinion of the report rendered by the Chief Executive Officer; (viii) assist the board of directors when making the annual reports; (ix) request from the senior officers and from other employees, reports relevant to the preparation of the financial information and of any other kind deemed necessary for the performance of their duties; (x) investigate possible irregularities within the company, as well as to carry out the actions deemed appropriate; (xi) request meetings with senior officers in connection with the internal control and internal audit; (xii) inform the board of directors about the material irregularities detected while exerting their duties, and in its case, notify the corrective measures thereof; (xiii) oversee that the Chief Executive Officer complies with the resolutions taken by the Shareholders' Meetings and by the board of directors; (xiv) oversee the establishment of internal controls in order to verify that the transactions of the company conform to the legal applicable regulations; and (xv) be responsible of any other activity provided by law or our bylaws.
..

Regarding the Integration of the Board of Directors	Yes	No
1. The Board of Directors is comprised of a number of Directors not less than 5 and no greater than 15?	X
2. There are no Alternate Directors?		X
3. The Alternate Directors can only substitute one previously appointed Director?	X
4. A Director suggests to the Board of Directors the appointment of the person who will be its corresponding Alternate?	X
5. The Independent and Shareholder Directors, together, represent at least 40% of the Board of Directors?	X
6. The Independent Directors represent at least 20% of the total number of Directors?	X
7. The Annual Report presented by the Board of Directors mentions which Directors are Independent and which are Shareholders?	X
8. The Annual Report indicates the category of the Shareholder Directors?	X
9. The Annual Report indicates the titles of the Directors as of the date of such Report?	X

Regarding the Structure of the Board of Directors	Yes	No
10. The Board of Directors performs the activities of Compensation and Evaluation, Auditing and Finance, and Planning?	X
11. The intermediate committees do not include Alternate Directors?	X
12. Each intermediate committee is comprised of at least 3 and at most 7 members?	X
13. Each Independent Director, in addition to complying with its duties as Director, participates in at least one of the intermediate committees?		X
14. The intermediate committee that is in charge of the auditing functions is presided over by an Independent Director?	X

Regarding the Operation of the Board of Directors	Yes	No
15. The Board of Directors meets at least 4 times each year?	X
16. At least one of the meetings of the Board of Directors is dedicated to defining the medium and long term strategy of the Company?	X
17. A meeting of the Board can be called with at least 25% of the Directors?	X
18. The Directors have access to all the relevant information at least 5 working days before the meeting?	X
19. There are mechanisms that assure that the Directors can evaluate aspects of strategic issues, even if they do not receive the necessary information at least 5 working days before the meeting? Comments: See Section ii).	X
20. The first time a Director is appointed to the Board, his responsibilities and the Company's situation are explained to him?		X

Regarding the Obligations of the Directors	Yes	No
21. The Directors inform the President and the Secretary of the Board of Directors of any conflict of interest that implies that they should abstain from voting, and they do abstain from participating in the corresponding vote?	X
22. The Directors only use the assets or services of the Company for the execution of corporate purposes?	X
23. Clear rules are defined for those cases where the Directors use the assets of the Company for personal purposes? Comments: See Section ii).		X
24. The Directors dedicate time to their functions, attending at least 70% of the meetings to which they are called? Comments: Except for those cases when the Directors are busy and have other important obligations, the majority of them attend an average of 3 meetings per year.	X
25. The Directors maintain absolute confidentiality regarding the corporate issues of which they have knowledge based on the meetings that they attend? Comments: No Director is authorized to reveal confidential information that could affect the Company.	X
26. The Directors and the Alternate Directors keep themselves informed of the issues raised in the Board meetings?	X
27. The Board of Directors is assisted with the opinions, recommendations and advice derived from the analysis of the Company's performance?	X

2. Compensation and Evaluation Function

iii) Regarding the Compensation and Evaluation Function

The power to determine the integral compensation of the Chief Executive Officer, as the policies for designation and integral compensation of all other senior officers, is vested upon the Board of Directors, with the previous opinion of the Corporate Governance Committee.

It is of great importance to the Company that all of its employees and executives annually establish and accomplish their operating objectives with total alignment to the goals established by the Board of Directors for the different regions, countries and operations of the Company. The SIED (Integral System for Performance Evaluation) is also a tool for verifying the development of objectives of collaborators and of individual development. The SIED promotes objectivity and coherence for increases in wages, and promotions, linking them together with the performance/contribution of each employee and executive to the operating results of the Company.

Regarding the Operation of the Committee that performs the Evaluation and Compensation Functions	Yes	No
28. The intermediate committee that performs the Evaluation and Compensation functions checks that the hiring conditions of the senior managers and that the likely payments for senior managers' dismissal from the Company, coincide with the relevant guidelines approved by the Board of Directors? Comments: Currently there is no Evaluation and Compensation Committee.	X
29. The structure and policies used for determining the compensation packages of Directors and officers are disclosed?		X

3. Auditing Function

iv) Regarding the Auditing Function

The The Company has an Audit Committee that establishes strong links between operations and the Board of Directors. In this respect, before each meeting of the Board of Directors, the Audit Committee reviews the annual and quarterly financial information, so that at the moment the financial information is presented to the Board of Directors, the Board can approve the financial statements with the opinion and review of the same committee. For more details on the functions of this Committee, see Section ii).

The Company also has an Internal Audit department, which principal functions include the revising of the financial and operating information and the information systems. The scope of the reviews and evaluations include, among other things, the following:

  The control systems established for assuring adherence to the policies, plans, procedures, laws and regulations that could have a significant effect on operations and information, including determining if they are being complied with.
  The reliability and integrity of financial and operating information, and the means used to identify, measure, classify and report the information.
  The integrity and security of the data base, operating systems and applications.
  The means for protecting assets and verifying their existence.
  The efficiency with which the resources are used.
  The operations or programs for assuring that the results are consistent with the planned budgets, objectives and goals.

The Company has an Internal Audit department in the main regions where it performs its operations: Mexico, the United States of America, Europe, Central America, Venezuela, Asia and Oceania. All of them report directly to the Corporate Vice-president of Internal Auditing.

The communications between the external auditors and the Company are made through the Audit Committee and the Chief Corporate Officer. They are in charge of coordinating all the external reviews and to evaluate their compensation. The financial information of the Company is prepared based on Generally Accepted Accounting Principles, which are verified on a yearly basis by the external auditors to ensure compliance therewith.

The Board of Directors designates the external auditors, after hearing the evaluation and recommendations in that respect of the Audit Committee.

Additionally, the Audit Committee annually approves pre-approval policies and procedures for the audit and non-audit services to be provided in the next 12 months by the external auditors. The services that were not pre-approved under said policies should be submitted to the Audit Committee for their approval before commencement of the engagement.

Regarding the Election of Auditors	Yes	No
30. The profits of the external auditor as well as of any other external review, resulting from the audit of the Company, represent a percentage less than or equal to 20% of the total profits of all the consulting companies in charge?	X
31. The rotation of the partner that audits the Company takes place at least every 6 years?	X
32. The person that signs the audit report of the annual financial statements of the Company is different from the person that acts as Statutory Auditor?	X
33. Information about the professional profile of the Company's Statutory Auditor is revealed in the Annual Report?	X

Regarding the Financial Information	Yes	No
34. The Company has a department in charge of internal auditing?	X
35. The intermediate committee in charge of performing the audit function submits the accounting policies for the Board of Directors' approval?	X
36. The intermediate committee in charge of the audit function makes sure that the intermediate public financial information is prepared based on the same principles, criteria and practices with which the annual reports will be prepared?	X

Regarding the Internal Controls	Yes	No
37. Is there an internal control system?	X
38. The general guidelines of the internal control system are submitted for the approval of the Board of Directors?	X
39. The intermediate committee in charge of the audit function evaluates and makes an opinion on the effectiveness of the internal control system?	X
40. The external auditors validate the effectiveness of the internal control system and render a report with respect to such controls?	X

Review of Legal Framework	Yes	No
41. The intermediate committee in charge of the audit function verifies the existence of controls that determine that the Company is in compliance with the legal framework that is applicable in any jurisdiction where the Company conducts business and reports any issues periodically to the Board of Directors?	X
42. The review of compliance with the applicable legal framework is made at least once each year?	X
43. The Board of Directors is periodically informed about the legal situation of the Company?	X

4. Finance and Planning Function

v) Regarding the Finance and Planning Function

The Board of Directors does not rely on an intermediate committee to perform its finance and planning function. Such function is performed by the Finance and Planning Department of our Company. The following are the main finance and planning functions performed by such department:

  Inform the Board of Directors on any finance function that is considered relevant, submitting the same for its authorization, if so required.
  Annually present to the Board of Directors a medium and long term operation and strategic planning budget for its approval (forecasts are used to update the budget).
  Evaluate the strategic position of the Company and the general guidelines to be followed and submit them for the Board's authorization.
  Present to the Board of Directors an analysis of the expected viability and profitability of the most important investments that are intended to be made, for the approval of such investments.
  Inform the Board of Directors of the most relevant financing operations (the coherence of the investment and financing policies is evaluated together with the strategic vision and the financial situation of the Company).
  Inform the Board of Directors of any important risk that arises.

Regarding the Operation of the Intermediate Committee in Charge of the Finance and Planning Function	Yes	No
44. The intermediate committee in charge of finance and planning makes an evaluation about the viability of the main investments and financing transactions of the Company? Comments: Currently there is no Finance and Planning Committee. See Section v).		X
45. The intermediate committee in charge of finance and planning periodically evaluates the strategic position of the Company according to what is stipulated in the strategic plan? Comments: Currently there is no Finance and Planning Committee. See Section v).		X
46. The intermediate committee in charge of finance and planning assists the Board of Directors in looking after the coherence of the investment and financing policies with the strategic vision of the Company? Comments: Currently there is no Finance and Planning Committee. See Section v).		X
47. The intermediate committee in charge of finance and planning assists the Board of Directors in updating the financial projections of the Company, assuring its coherence with the strategic plan of the Company? Comments: Currently there is no Finance and Planning Committee. See Section v).		X

Optional Question
N/A

1. SHAREHOLDERS' RIGHTS

Regarding the Information and Notice of the Shareholders' Meeting	Yes	No
1. The point referenced as ''Various Issues'' was omitted from the notices of the Shareholders' Meetings?	X
2. The grouping of issues related to different matters in only one point of the notice was avoided?	X
3. All the information with respect to each point of the notice of the Shareholders' Meetings is made available to each Director at least 15 days in advance of the meeting?	X
4. Shareholders receive proxies that contain detailed information and possible vote alternatives regarding the issues listed in the notice, so that they can instruct their representatives?	X
5. The information given to the shareholders includes the proposal for the integration of the Board of Directors, together with information containing the professional profile of the candidates?		X

Regarding the Information and Communication Between the Board of Directors and the Shareholders	Yes	No
6. The Board of Directors includes in its annual report presented to the Shareholders' Meeting, the relevant aspects of the efforts made by each intermediate committee and the name of their members?	X
7. The reports rendered by each of the intermediate committees to the Board of Directors are made available to the shareholders together with the material for the Shareholders' Meeting?	X
8. The Company has policies, mechanisms and people responsible for informing the investors and maintaining communications with the shareholders and potential investors?	X